


05009721

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

7 July 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 6th of July 2005, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares

Very truly yours,

Karen Houlihan

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

dlw 7/14

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Credit Suisse First Boston (Europe) Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

5 July 2005

12. Total holding following this notification

551,410,152 A ordinary shares

13. Total percentage holding of issued class following this notification

4.56% of the A ordinary shares of 1p

14. Any additional information

Credit Suisse First Boston (Europe) Limited (CSFBEL) and Credit Suisse First Boston International (CSFBI) are members of the investment banking business of Credit Suisse and reference to CSFB in this notice includes all of the subsidaries and affilates of Credit Suisse operating under the Credit Suisse First Boston name. Those CSFB companies which are direct or indirect holding companies of CSFBEL and CSFBI are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which CSFBEL and CSFBI are interested. CSFBEL has an interest in 4,043 shares under section 208(5) of the Companies Act 1985 by virtue of the right to re-delivery of equivalent securities under stock lending arrangements.

15. Name of contact and telephone number for queries

Mike Vaux – Tel +44 161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

6 July 2005

Fax: 0161 232 6524

The Company Secretary
MyTravel
Parkway One
300 Princess Road
Manchester
M41 7QU

5 July 2005

Dear Sirs

MyTravel ("The Company")

This notification relates to the ordinary "A" shares of the Company ("the shares") and is given in fulfilment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").

We hereby notify you that on 1 July 2005, following disposals, CSFB (as defined below) holds the following interests in the issued share capital of the Company:

1. Credit Suisse First Boston (Europe) Limited (CSFBEL): 551,410,152 "A" shares. CSFBEL has an interest in 4,043 shares under section 208(5) of the Act by virtue of the right to re-delivery of equivalent securities under stock lending arrangements.

2. Credit Suisse First Boston International (CSFBi): 0 "A" shares.

CSFB now holds a total interest of 551,410,152 shares being equivalent to approximately 4.56% of the total shares in issue of this class. (Shares outstanding being 12,100,845,147).

CSFBEL and CSFBi are members of the investment banking business of Credit Suisse and reference to CSFB in this letter includes all of the subsidiaries and affiliates of Credit Suisse operating under the Credit Suisse First Boston name. Those CSFB companies which are direct or indirect holding companies of CSFBEL and CSFBi are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSFBEL and CSFBi are interested.

Yours faithfully

Andy Veasey
Director – Legal and Compliance



MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

7 July 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUL 1 3 2005
WASH, D.C.
185
SECTION

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 7th of July 2005, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares

Very truly yours,

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures


London
STOCK EXCHANGE

RNS | The company news service from the London Stock Exchange

Last Refreshed At 17:00 Thu, Jul 7 2005 UK Time

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RECEIVING...

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
MyTravel Group plc	Additional Listing		16:27 7 Jul 05		

Full Announcement Text

MyTravel Group plc

Application has been made to the London Stock Exchange and the UK Listing Authority for listing of up to 29 ordinary shares of 1p each, and up to 29 1 per cent. non-voting non-cumulative preference shares of 1p each in MyTravel Group plc to be admitted to the Official List. These shares are issued by way of capitalisation issue and in order to ensure that there will be a whole number of new ordinary shares of 30p each and new 1 per cent. non-voting non-cumulative preference shares of 30p each following the consolidation of the Company's share capital which will take effect from the close of business on 8 July 2005.

The shares will rank pari passu in all respects with the existing issued ordinary shares and 1 per cent. non-voting non-cumulative preference shares (as the case may be) of the Company.

Copies of this announcement will be available for fourteen days following the date of this announcement from the offices of Credit Suisse First Boston Europe Limited, One Cabot Square, London, E14 4QJ.

END

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